STATE FARM FUNDS
                      INDIVIDUAL RETIREMENT ACCOUNT PLAN
                             DISCLOSURE STATEMENT

   The following information is provided to you in accordance with the requirements of the Internal Revenue Service regulations. You should read this Disclosure Statement together with the Individual Retirement Account Plan, the Custodial Account Agreement and the State Farm Funds prospectuses. This is not a comprehensive discussion of the applicable law; nor is it intended to serve as a substitute for the advice of your lawyer, accountant or other personal tax or financial adviser.

1. Irrevocability of Account

   The Internal Revenue Service requires that you receive this Disclosure Statement at least 7 days prior to the establishment of your Individual Retirement Account (IRA). Because of this, your Application will not be accepted by the Custodian and your account will not be established until at least 7 days after the date you receive this Disclosure Statement. Once your Application for a State Farm Funds IRA is received and accepted by the Custodian, it cannot be revoked by you.

2. Internal Revenue Service Approval

   The State Farm Funds Individual Retirement Account Plan and Custodial Account Agreement have been approved as to form by the Internal Revenue Service. Their approval is a determination only as to form and not to the merits of the account.

3. Eligibility

   Participation in the State Farm Funds IRA Plan is limited to Agents and Employees of the State Farm Insurance Companies and members of their families.

4. General Information

   An IRA must be a United States trust or custodial account created for the exclusive benefit of an individual and his/her beneficiary. The trustee or custodian must be either a bank or such other person who has been approved by the Secretary of the Treasury. No part of the contributions may be invested in either life insurance contracts or collectibles (such as art works, antiques, stamps, coins, etc.) as defined in section 408(m) of the Internal Revenue Code. The assets of the IRA can not be commingled with other property except in a common trust fund or common investment fund. In addition, an individual's right to the entire balance in his/her account must at all times be nonforfeitable.
   As with most laws which provide special tax treatment, there are certain restrictions and limitations. The pertinent Federal tax laws include requirements relating to contributions, use of account assets, and when and how distributions can be made to you and your beneficiary.

5. Contributions

   You may make contributions to your IRA for a taxable year if you receive compensation during such year. Compensation includes your wages and salary as an employee and earnings from self-employment, such as professional fees and other amounts for your personal services. However, only a limited amount of contributions can be made each year to your IRA.
   Limitations - Regular Contributions. Your contributions to your IRA are limited to the lesser of 100% of your compensation or $2,000 annually. If both you and your spouse had compensation during the taxable year, then you may each establish a separate IRA and each of you may make contributions to your separate IRAs up to the lesser of 100% of your respective compensations or $2,000 annually.
   Limitations - Spousal Contributions. If you had compensation during the taxable year greater than your spouse (regardless of whether your spouse had any compensation) and you file a joint tax return, you may make contributions to your IRA and to a separate IRA owned by your spouse. Under such an arrangement, you may make a contribution to the spousal IRA up to the lesser of the combined compensation of you and your spouse for the taxable year reduced by any deduction allowed for contributions to regular IRAs of the spouse with higher compensation and by the amount of the contributions by the higher compensated spouse to Roth IRAs or $2,000, annually.
   Deductibility of Contributions. Contributions (other than Rollover Contributions) to your IRA may be deductible from your gross income on your Federal income tax return depending upon your adjusted gross income and whether or not you are an active participant in a retirement plan qualified under section 401(a) of the Code, an annuity contract under section 403(b) of the Code, a simplified employee pension under section 408(k) of the Code or a plan established for its employees by the United States, by a State or political subdivision or by an agency or instrumentality of a State or political subdivision. In general, you are permitted to make deductible IRA contributions up to the lesser of $2,000 or 100% of compensation if you are not an active participant in any of the above-mentioned employer-maintained retirement plans for any part of the plan year ending with or within your taxable year. In general, if you are married and file a joint return, you and your spouse are each permitted to make deductible IRAcontributions up to the lesser of $2,000 or 100% of compensation if neither you nor your spouse is an active participant in any of the above-mentioned employer-maintained retirement plans for any part of the plan year ending with or within your or your spouse's taxable year.
   If you are married and file a joint return and your spouse is an active participant in any of the above-mentioned employer-maintained retirement plans, but you are not, you are permitted to make deductible IRA contributions up to the lesser of $2,000 or 100% of compensation if you and your spouse have combined adjusted gross income that does not exceed $150,000. If your and your spouse's combined adjusted gross income exceeds $150,000, you may make deductible contributions; however, the IRA deduction limit is reduced by an amount that bears the same ratio to the applicable dollar limit (in general, the lesser of $2,000 or 100% of compensation) as your and your spouse's combined adjusted gross income in excess of $150,000 bears to $10,000. Accordingly, you may not make deductible IRA contributions if your and your spouse's combined adjusted gross income is $160,000 or more. The same statements are true for your spouse if you are active participant but your spouse is not.

Even though you are an active participant in an employer-maintained plan, you are permitted to make deductible IRAcontributions up to the lesser of $2,000 or 100% of compensation if you (or you and your spouse if a joint return is filed) have adjusted gross income that does not exceed an applicable dollar amount. The applicable dollar amount for 1998 is (1) $30,000 in the case of an individual, (2) $50,000 in the case of a married couple filing a joint return, and (3) $0 in the case of a married couple filing separately. The applicable dollar amounts are set to increase for taxable years beginning after 1998 as follows:

             Single Filers                            Joint Filers

        Year         Applicable $               Year         Applicable $
        1999            31,000                  1999            51,000
        2000            32,000                  2000            52,000
        2001            33,000                  2001            53,000
        2002            34,000                  2002            54,000
        2003            40,000                  2003            60,000
        2004            45,000                  2004            65,000
        2005 and
        thereafter      50,000                  2005            70,000
                                                2006            75,000
                                                2007 and
                                                thereafter      80,000

   If your adjusted gross income exceeds the applicable dollar amount (and you are an active participant in one of the above plans), you may make deductible contributions; however, the IRA deduction limit is reduced by an amount that bears the same ratio to the applicable dollar limit as your adjusted gross income in excess of the applicable dollar amount bears to $10,000. Accordingly, you may not make deductible IRA contributions if your adjusted gross income for 1998 is (1) $40,000 or more, in the case of an individual,
(2) $60,000 or more in the case of a married couple filing a joint return, and
(3) $10,000 or more in the case of a married couple filing separately. For taxable years after 1998, you may not make deductible IRA contributions if your adjusted gross income is equal to or greater than the following amounts for each year:

        Single Filers                   Joint Filers               Married filing
                                                                     separately
   Year         Applicable $      Year          Applicable $    All years after 1998
   1999            41,000         1999             61,000              10,000
   2000            42,000         2000             62,000
   2001            43,000         2001             63,000
   2002            44,000         2002             64,000
   2003            50,000         2003             70,000
   2004            55,000         2004             75,000
   2005 and
   thereafter      60,000         2005             80,000
                                  2006             85,000
                                  2007 and
                                  thereafter      100,000

   For each individual on a joint return for taxable years beginning after December 31, 2006, the IRA deduction limit is reduced by an amount that bears the same ratio to the applicable dollar limit as your adjusted gross income in excess of the applicable dollar amount bears to $20,000.
   To qualify as a deductible contribution your contribution must be made no later than the due date for filing your Federal income tax return (not including any extensions). No deduction for contributions is allowed for any year in which you are age 70 1/2 or older. Similarly, no deduction is allowed for a contribution to your spouse's IRAin any year in which he/she is age
70 1/2 or older.
   You may also make designated nondeductible IRA contributions to the extent that deductible contributions are not allowed. Thus, you may make nondeductible contributions to the extent of the excess of (1) the lesser of $2,000 or 100% of compensation over (2) your IRA deduction limit. Additionally, you may elect to treat deductible IRA contributions as nondeductible. Nondeductible IRA contributions must be designated as such on your tax return in the manner prescribed by the Secretary of the Treasury. Nondeductible contributions may be made no later than the due date for filing your Federal income tax return (not including extensions).
   Excess Contributions. Any contributions to your IRA (including spousal contributions to your spouse's IRA) which exceed the maximum allowable contribution are excess contributions. Any excess contributions which are not withdrawn or eliminated prior to the due date for filing your Federal income tax return (including any extensions) will be subject to a 6% penalty tax under section 4973 of the Internal Revenue Code. SIMPLE IRA Contributions. The State Farm Funds IRAPlan is a non-SIMPLE IRA Plan. Contributions (other than certain rollover contributions as described in paragraph 5.3 of the Plan) made under a SIMPLE IRA Plan by or on behalf of a Participant may not be deposited into the non-SIMPLE State Farm Funds IRAPlan.
   Total Contributions to Regular and Roth IRAs. You may not make more than a $2,000 annual contribution to all of your IRAs combined which include deductible and nondeductible contributions to your regular IRAs and nondeductible contributions to your Roth IRAs. This $2,000 contribution limitation does not apply to Education IRAs.

6. Rollover Contributions

   All or a portion of certain distributions from qualified employer plans or tax-sheltered annuities and distributions from certain other IRAplans may be "rolled-over" tax-free to an IRA, if the rollover (transfer) is made within 60 days after receipt of the distribution. No transfer or rollover of funds from a Participant's SIMPLE IRA will be accepted by the State Farm Funds IRA Plan prior to the expiration of the 2-year period beginning on the date the Participant first participated in the SIMPLE IRA Plan. Rollovers from qualified employer plans and tax-sheltered annuities will be retained in a Special IRA and under certain conditions, may be subsequently "rolled-over" tax-free to another qualified employer plan or tax-sheltered annuity.
   Strict limitations set forth in section 408(d)(3) of the Internal Revenue Code apply to rollovers. You should seek competent tax advice in order to ensure compliance with the rules governing tax-free rollovers.

7. Distributions

   Income Tax Treatment. Federal income tax on your deductible IRA contributions, earnings on such contributions as well as earnings on your nondeductible contributions, generally, is deferred until you begin to receive distributions from your account. Such distributions are taxed as ordinary income regardless of their original source. On the other hand, the distributions of your nondeductible contributions are generally not subject to income tax at the time of the distributions since such contributions were previously subject to the income tax.
   Normal Distributions. The entire interest in your account must be distributed to you, or begin to be distributed to you, no later than April 1 of the calendar year following the calendar year in which you reach age 70 1/2. Distributions may be in single sum payments; substantially equal or unequal installment payments over a period which can not exceed your life expectancy or the joint life expectancy of you and your beneficiary; or by purchase of an immediate or deferred annuity.
   Minimum Distributions. In calendar years after the calendar year in which you reach age 70 1/2, the law requires you to receive at least a minimum distribution from your account each year. A 50% penalty tax may be imposed on any deficiency between the distributions received by you and minimum required distributions under section 4974 of the Internal Revenue Code.
   Distributions after Death. If you die before the distribution from your account has begun, the portion of your account balance which is payable to a designated beneficiary must be distributed to the beneficiary over a period not to exceed the life expectancy of such beneficiary; any portion not payable to a designated beneficiary must be distributed by December 31 of the calendar year containing the fifth anniversary of your death. Additionally, if your designated beneficiary is your surviving spouse, such spouse may elect, within the five-year period commencing with your death, to receive substantially equal payments over a period not to exceed the life expectancy of such spouse beginning by the later of 1) December 31 of the calendar year following the date of your death, or 2) December 31 of the calendar year in which you would have reached age 70 1/2. The surviving spouse could change the frequency or amount of these payments (subject to the limits of the proceding sentence) at any time.
   Alternatively, your surviving spouse designated beneficiary may elect to treat the account as his/her own IRA; this election will be deemed to have been made if your spouse makes a regular or rollover contribution to the account or if your spouse fails to elect any other distribution option. For the purposes of this paragraph, any amount paid to your child will be treated as if it had been paid to your spouse if the remainder of the interest becomes payable to your surviving spouse when the child reaches the age of majority.
   If you die after the distribution from your account has begun, but before the entire interest has been distributed, the remaining balance of your account must be distributed to the designated beneficiary at least as rapidly as under the method of distribution being used on the date of your death; any portion not payable to a designated beneficiary must be distributed at least as rapidly as under the method of distribution being used on the date of your death, but in no event over a period beyond December 31 of the calendar year containing the fifth anniversary of your death.
   Premature Distributions. An IRA is intended as a savings plan to accumulate funds for retirement. Accordingly, section 72(t) of the Internal Revenue Code imposes a penalty on certain premature distributions. Generally, if you receive a distribution from your account before you reach age 591/2, to the extent that such distribution will be taxable as ordinary income, it will also be subject to an additional 10% penalty tax. The additional 10% penalty tax does not apply when distributions are made:1) because of your total and permanent disability, 2) because of your death, 3) to the extent such distributions do not exceed the amount you pay for medical insurance during the taxable year if you have separated from employment, have received unemployment compensation for twelve consecutive weeks under any Federal or State unemployment compensation law (or would have received such compensation but for the fact you were self- employed) and your IRA distribution is made during the year such unemployment compensation is paid or the succeeding year,
4) to the extent such distributions do not exceed the amount of the unreimbursed medical expenses you pay during the year that are in excess of 7.5% of your adjusted gross income for the year, 5) which are part of a series of substantially equal periodic (not less frequently than annually) payments made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary, 6) as part of a qualifying rollover distribution, 7) as part of a transfer incident to a divorce, 8) which are timely withdrawn excess contributions, 9) to the extent such distributions do not exceed the amount of the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) you pay for such eligible individuals during the year, or 10) which are qualified first-time home buyer distributions as defined in Section 72(t)(8) of the Code.

8. Prohibited Transactions

   If you or your beneficiary were to engage in any prohibited transactions (described in section 4975(c) of the Internal Revenue Code) with respect to your IRA (such as any sale, exchange or leasing of any property between you and the account; or any other interference with the independent status of the account) then the account would lose its tax-exempt status by reason of section 408(e) (2)(A) of the Internal Revenue Code and the entire account balance would be treated as having been distributed to you in the year during which the prohibited transactions occurred. The value of the entire account would be included in your gross income and taxed as ordinary income. In addition, if you are under age 591/2, the "distribution" would also be subject to the additional 10% penalty tax imposed on premature distributions.

9. Prohibited Transactions -- Loans

   You are not permitted to pledge or otherwise use any portion of your IRA as collateral for a loan. If you do use a portion of your account as collateral, the portion used will be deemed to have been distributed to you by reason of section 408(e)(4) of the Internal Revenue Code. The value of the portion "distributed" would be included in your gross income and taxed as ordinary income. In addition, if you are under age 591/2, the portion "distributed" would also be subject to the additional 10% penalty tax imposed on premature distributions.

10.Federal Estate and Gift Taxes

   Transfers of IRA amounts are generally subject to estate and gift taxes in the absence of any applicable exclusion (such as the unlimited marital deduction or the unified estate and gift tax credit).

11. Reports to the Internal Revenue Service

   You must file Form 5329 with the Internal Revenue Service for each taxable year that you owe penalty taxes on excess contributions, premature distributions, prohibited transactions and underdistributions.

12. Investment of Contributions

   Contributions to your IRA and the earnings thereon, will be invested in shares of the State Farm Funds selected by you. The assets in your IRA will be held in a custodial account exclusively for your benefit and the benefit of your designated beneficiary. The balance in your IRA represents a separate account which is clearly identified as your property. Your right to the entire balance in your account is nonforfeitable.

13. Financial Information

   Growth in value of the mutual fund shares held in your account cannot be guaranteed or projected. The earnings on your account will be derived from the dividends and capital gain distributions (if any) received on the shares of the State Farm Funds in your account and will be used to purchase additional shares. The income and operating expenses of the mutual fund you select, as well as any increase or decrease in the market value of the underlying assets of the mutual fund, affects the value of its shares, and therefore the value of the shares in your account. Additional information regarding each of the State Farm Funds available for investment in your IRA may be obtained from each Fund's prospectus. Fees and other expenses of maintaining your account may be charged to your account or directly to you by the Custodian.

14. Additional Information

   Further information concerning IRAs can be obtained from any district office of the Internal Revenue Service.